Exhibit 99.1



Letterhead of Halt, Buzas & Powell, Ltd.


                   Internal Control over Financial Reporting


     American Utilicraft's management has established internal controls over financial reporting. As of the date of this letter, American Utilicraft's management is in the process of evaluating the effectiveness of the internal controls over financial reporting. Therefore, we can ot issue an opinion on the internal controls of American Utilicraft Corporation for the year ended December 31, 2003. In addition, American Utilicraft's management is working diligently to be in compliance with the Sarbanes-Oxley Act of 2002 for the year ended Decembber 31, 2004.


/s/ Halt, Buzas & Powell, Ltd.

Halt, Buzas & Powell, Ltd.
Alexandria, VA
November 11, 2004